The RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

November 30, 2022

VIA EDGAR TRANSMISSION

Emily Rowland

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. Rowland:

The purpose of this letter is to respond to additional oral comments provided to U.S. Bank Global Fund Services regarding the Trust’s Post-Effective Amendment (“PEA”) No. 17 to its Registration Statement on Form N-1A. PEA No. 17 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on September 15, 2022. The sole purpose of PEA No. 17 was to register a new series of the Trust. This letter responds to the Commission staff’s (the “Staff”) comments on the Evermore Global Value Fund (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA No. 17. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

PROSPECTUS

Summary Section – Principal Investment Risks

1.	Comment: Please rearrange the risk factors in order of importance.

Response: The Trust is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Trust has considered the Commission’s written guidance on ordering of risks, and the Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Trust will place the risk factors in alphabetical order.

Investment Adviser – Management Fees

2.          Comment: Please revise the third sentence by adding the phrase “both of” and replacing the word “or” with “and.”

Response: The Trust will make the requested change in the Amended Registration Statement as shown below:

“The Adviser will be permitted to recoup, on a class by class basis, any fees it has waived or deferred or expenses it has borne pursuant to an expense limitation agreement to the extent that the Fund’s expenses (after any repayment is taken into account) do not exceed both of (i) the expense limitations that were in effect at the time of the waiver or reimbursement, ~~or~~ and (ii) the current expense limitations.”

3.          Comment: Please delete the sentence that reads “The Adviser contractually agreed to limit expenses to the Predecessor Fund on the same terms and conditions as the Fund through December 31, 2023.”

Response: The Trust will make the requested change in the Amended Registration Statement.

Other Information – Duties of Trustees

4.          Comment: Please delete the phrase “when and to the extent such terms are deemed inconsistent with the federal securities laws” from the last sentence.

Response: The Trust will make the requested change in the Amended Registration Statement.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	David Marcus, Evermore Global Advisors, LLC
Steven Plump, The RBB Fund Trust
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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